BAP Acquisition Corp.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Recapitalization
        Effective November 21, 1995, pursuant to the terms and conditions of an Agreement and Plan of Reorganization by and between BAP Acquisition Corp. (the Company) and Ricketts Enterprises International, Inc. (REI), REI became a wholly owned subsidiary of the Company. The transaction was accounted for as a recapitalization, resulting in the historical operations of REI being treated as the historical operations of the Company. Prior to the recapitalization, the Company had not engaged in any form of business activity and as a result, had no operating history. Subsequent to the recapitalization, the principal business activities of the Company were carried out through its wholly-owned subsidiary, REI. All discussions below concerning the Company prior to the recapitalization relate to and reflect the operations of REI only.

Revenue Sources
        The company generates revenue primarily from the rental of residential property, representing approximately 70% of total revenues and real estate management services, representing approximately 30% of total revenues. The Company plans to increase revenues by acquiring existing and/or developing new residential properties and commercial real estate.

Financial Condition and Liquidity
        The Company's long-term debt to capital (long-term debt and stockholders' equity) ratio at March 31, 1998 and 1997 was 52.8% and 51.9%, respectively.

        The Company's source of working capital is from rental operating activities and capital contributions from stockholders. The Company has not borrowed any moneys from financial institutions for working capital needs. All debt of the Company is from first mortgages on the income producing properties acquired as a result of the recapitalization of REI.

Net cash provided by operating activities for the three month periods ended March 31, 1998 and 1997 was negative $15,628 and negative $4,847, respectively. The negative cash flows were primarily due to payment of current liabilities in 1998 and an increase in prepaid expenses in 1997.

Management of the Company believes that there are no commitments, uncertainties, or contingent liabilities that will have a materially adverse effect on the consolidated financial position or results of operations of the Company.

Capital Expenditures and Financing Requirements
        Capital expenditures during the three month periods ended March 31, 1998 and 1997 totaled $1,271 and $1,782, respectively, which were for purchases of office equipment and furniture. There were no real property acquisitions or investments thereof.

        The Company currently has an agreement represented by a Letter of Intent dated January 15, 1996 to purchase 26 residential rental properties and one commercial office property from Garfield Ricketts, a majority stockholder. Total purchase price of the 27 properties per the agreement is $2,482,800, based on the lower of cost or market value of the properties. Market value was determined based on Multiple Listing Service's market analysis, which tracks sales prices of comparable properties within the area. Terms of the agreement require the Company to assume, refinance, or pay off the balance due on the first mortgages on the properties in the amount of $1,322,102 as of December 31, 1997, less any debt reduction since that date, and pay the balance of the purchase price as of January 15, 1996 to Garfield Ricketts in cash or other form of payment acceptable to him. All properties to be acquired will be subject to a current appraisal; purchase price will be amended accordingly for any material changes in value of the properties before proceeding with the terms of the agreement.

The Company will require funds to acquire additional income producing properties and/or real estate related entities and also to cover the legal and accounting costs of meeting its reporting obligations under the Securities Exchange Act. The Company will seek to borrow funds from financial institutions or raise money through the offering of its common stock in order to acquire the 27 properties represented by the agreement and Letter of Intent described above. Management believes that the Company can continue to operate and meet its obligations via working capital from operating and financing activities. Management is of the opinion that inflation has not and will not have a material effect on the operations of the Company.

Results of Operations
        The following table sets forth for the periods indicated, the percentages which selected items in the Company's Statements of Operations bear to total revenues:

                            Three Month Period
                              Ended March 31
                                       1998              1997
                                   ____________     ____________
Revenues:
Rental Income                            70.3%            74.5%
Management Services                      29.7%            25.0%
Interest and Other                        ---               .5%
                                   _____________    _____________
     Total Revenues                     100.0%           100.0%

Expenses:
        Direct Expenses:
Depreciation and Amortization            22.8%            24.4%
Interest                                 18.7%            20.5%
Real Estate Taxes                        12.0%            12.6%
Repairs & Maintenance                    25.8%             7.6%
Utilities                                 3.2%             7.2%
Insurance                                 8.0%             8.1%
Other Direct Expenses                     1.3%             1.7%
                                     ___________      __________
     Total Direct Expenses               91.8%            82.1%

        General and Administrative Expenses:
Office Occupancy Expense                 11.8%             9.5%
Office Supplies & Expense                 2.9%             4.5%
Professional Fees                         4.2%             1.4%
Telephone                                 4.9%             5.1%
Dues & Subscriptions                      5.7%             5.2%
License, Dues, and Fees                   5.3%             2.9%
Travel & Entertainment                     .5%              .6%
Other Administrative Expenses             2.3%             1.6%
                                      __________      ___________
Total General & Administrative Expenses  37.6%             30.8%

     Total Expenses                     129.4%            112.9%

Income (Loss) Before Taxes             (29.4)%           (12.9)%

Provision for Income Taxes                ---               ---

Net Income (Loss)                      (29.4)%           (12.9)%


Three Months Ended March 31, 1998 Compared With Three Months Ended March
31, 1997

Net Income (Loss)
        The Company reported a net loss of $5,689 for the three months ended March 31, 1998, compared to a net loss of $2,345 for the three months ended March 31, 1997. The losses are primarily due to the fact that revenues from the income producing properties were not sufficient to cover both the direct expenses of those properties and the general and administrative expenses of the Company.

Revenues
Total revenues for the three months ended March 31, 1998 increased by $1,182 (6.5%) to $19,307 from $18,125 for the three months ended March
31, 1997. The increase is due primarily to an increase in management services revenue received in 1998.

Direct Expenses
Direct expenses for the three months ended March 31, 1998 increased by $2,844 (19.1%) to $17,732 (91.8% of total revenues) from $14,888 (82.1%
of total revenues) for the three months ended March 31, 1997. The increase is due primarily to interior maintenance of the rental properties performed in 1998.

General and Administrative Expenses
General and administrative expenses for the three months ended March 31, 1998 increased by $1,682 (30.1%) to $7,264 (37.6% of total revenues)
from $5,582 (30.8% of total revenues) for the three months ended March
31, 1997. The increase is due primarily to fees that the Company incurred to meet its reporting obligations under the Securities Exchange
Act.

Income Taxes
There were no provisions for Federal Income Tax for the three month periods ended March 31, 1998 and 1997 because the Company was operating at a loss.





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